SECURIT [barcode] ISSION

02019314

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RECD S.E.C.
APR 30 2002
503

ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
26950 8-~~10391~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.S.A. Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Church, Suite #6320
(No. and Street)

Tucson (City) Arizona (State) 85701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Danny Ford - President 520-628-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evers & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

110 E. Missouri, Suite #340 (Address) Phoenix (City) Arizona (State) 85014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Danny Ford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.S.A. Investment Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Notary Public State of Arizona
Pima County
Sharone D McGahee
Expires February 21, 2004

Danny Ford
Signature

President
Title

Sharone D. McGahee
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
A.S.A. Investment Company

We have audited the accompanying statement of financial condition of A.S.A. Investment Company, as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.S.A. Investment Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Co, Ltd

April 3, 2002

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

A.S.A. INVESTMENT COMPANY
Statement of Financial Condition
December 31, 2001

ASSETS

Assets		
Cash in bank - held by related party	$	42,446
Furniture and equipment - net of accumulated depreciation of $58		4,301
Deposits		2,500
	$	49,247

STOCKHOLDERS' EQUITY

Stockholders' equity		
Common stock - no par value - 100,000 shares authorized - 1,000 shares issued and outstanding	$	61,000
Accumulated deficit		(11,753)
	$	49,247

See accompanying notes to financial statements.

A.S.A. INVESTMENT COMPANY
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions	$ 14,022
Consulting	30,000
	44,022
Expenses	
Auto expenses	13,133
Outside services	8,625
Dues and subscriptions	6,073
Commissions	5,660
Legal and professional	2,120
Occupancy and equipment costs	858
Miscellaneous	392
	36,861
Net income	$ 7,161

See accompanying notes to financial statements.

A.S.A. INVESTMENT COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Accumulated Deficit	Total
Balance, January 1, 2001	$ 26,572	(18,914)	7,658
Return of capital	(20,572)		(20,572)
Additional capital	55,000		55,000
Net income for the year ended December 31, 2001	-	7,161	7,161
Balance, December 31, 2001	$ 61,000	(11,753)	49,247

See accompanying notes to financial statements.

A.S.A. INVESTMENT COMPANY
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$	4,000
Increases:		
Issuance of subordinated notes		2,120
Decreases:		
Payment of subordinated notes		(6,120)
Subordinated borrowings at December 31, 2001	$	-

See accompanying notes to financial statements.

A.S.A. INVESTMENT COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 7,161
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	58
Increase (decrease) in cash resulting from changes in:	
Prepaid expenses	779
Deposits	(2,500)
Accrued expenses	(720)
Net cash provided by operating activities	4,778
Cash flows used in investing activities:	
Purchase of furniture and equipment	(4,359)
Cash flows provided by financing activities:	
Additional capital received	55,000
Return of capital	(20,572)
Principal payments made on subordinated debt	(6,120)
Proceeds from issuance of subordinated debt	2,120
Net cash provided by financing activities	30,428
Net increase in cash and cash equivalents	30,847
Cash and cash equivalents at beginning of year	11,599
Cash and cash equivalents at end of year	$ 42,446

See the accompanying notes to financial statements.

A.S.A INVESTMENT COMPANY
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

a. Basis of Presentation

A.S.A. Investment Company (the Company) conducted business as a securities broker-dealer in Illinois prior to the sale of the Company in November of 2001, (see Note 3). These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

The cash is being held in a trust bank account in the name of one of the Company's stockholders until the Company can get its trade name registered with the state of Arizona.

c. Securities

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. The accompanying financial statements would not be materially different if prepared on a trade date basis.

d. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years using the straight-line method. Depreciation expense for the year ended December 31, 2001 was $58.

1. **Summary of Significant Accounting Policies, continued**

e. **Income taxes**

Income taxes are accounted for under the asset liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect in deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

2. **Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $42,446, which was $37,446 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

3. **Sale of the Company Stock**

On November 21, 2001, the sole stockholder of the Company sold all of his stock in the Company to six individuals. The six new shareholders moved the Company from Illinois to Tucson, Arizona where they plan to continue to operate as an introducing broker-dealer. As of the date of this report, the NASD has not given the new shareholders approval to operate as a securities broker dealer. The agreement contains an indemnification clause by the seller relative to certain liabilities existing prior to the closing. The seller also retained the rights to a consulting contract, which generated revenue of $2,500 per month.

4. **Commitments**

The Company signed a 57-month operating lease for its office facilities, which began on December 1, 2001 and expires on August 31, 2006. The lease provides for monthly payments of $800 for the first twelve months and escalates $25 every twelve months, thereafter. The lease may be cancelled by either the Company or the lessor provided they give a 180-day written notice or payment of an amount equivalent to six months rent paid to the lessor.

4. Commitments, continued

Future minimum lease payments at December 31, 2001, are as follows:

Years ending December 31,	
2002	$ 9,625
2003	9,925
2004	10,225
2005	10,525
2006	7,200
	$ 47,500

5. Related Party Transactions

Commission expense consisted of payments to two individuals who were both officers and directors of the Company. One of them was also the sole stockholder of the Company.

The Company made subordinated note payments to the former stockholder of the Company in 2001, totaling $6,120.

The Company cannot open a bank account under its own name until they can get a trade name approved by the State of Arizona; therefore, the cash is being held in a trust bank account in the name of one of the Company's stockholders.

6. Revenues and Expenses

The Company had an arrangement with its principal client whereby they were provided with office facilities at no charge. Accordingly, these expenses are not reflected in the accompanying financial statements. Additionally, this client company paid certain other administrative costs on behalf of the Company. As of December 31, 2001, this agreement is no longer in effect.

Other income includes $30,000 resulting from administrative service fees from this client company.

7. Income Taxes

The Company has a net operating loss carryover of approximately $3,900, which is available to reduce future taxable income, and expires in the years 2018 to 2020.

A.S.A INVESTMENT COMPANY
Schedule I
December 31, 2001

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

Total ownership equity qualified for net capital		$ 49,247
Deductions:		
Deposits	2,500	
Property and equipment	4,301	
Total deductions		6,801
Net Capital		$ 42,446

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 37,446
Excess net capital at 1000%	$ 42,446

Aggregate Indebtedness

Total liabilities	$ -
Total aggregate indebtedness	$ -

A.S.A. INVESTMENT COMPANY
Schedule I, continued
December 31, 2001

Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date

Net capital per FOCUS report	$ 41,867
Changes resulting from audit adjustments:	
Decrease in cash	(141)
Decrease in payables	720
Net capital per audit report	$ 42,446

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
A.S.A. Investment Company

In planning and performing our audit of the financial statements of A.S.A. Investment Company for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by A.S.A. Investment Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LTD

April 3, 2002

A.S.A. Investment Company
Financial Statements
December 31, 2001